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                            May 20, 2024

       Bryan Hughes
       Chief Financial Officer
       Winnebago Industries, Inc.
       13200 Pioneer Trail
       Eden Prairie, MN 55347

                                                        Re: Winnebago
Industries, Inc.
                                                            Form 10-K for
Fiscal Year Ended August 26, 2023
                                                            Forms 8-K filed
October 18, 2023, December 20, 2023, and March 21, 2024
                                                            Response dated
April 25, 2024
                                                            File No. 001-06403

       Dear Bryan Hughes:

              We have reviewed your April 25, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 19, 2024 letter.

       Forms 8-K filed on October 18, 2023, December 20, 2023, and March 21,
2024

       Exhibit 99.1
       Non-GAAP Reconciliation, page 12

   1. We note your response to our prior comment and reissue it, in part, as your letter dated
                                                        April 25, 2024, was not
fully responsive to our comment. In regard to the non-GAAP
                                                        adjustment related to
the impact of the call spread overlay that you present to determine your non-GAAP financial
measure, Adjusted diluted income per share, please specifically address the following:

                                                              You previously
stated you do not believe your presentation of Adjusted diluted income per share
has the effect of changing the recognition and measurement
                                                            principles required
to be applied in accordance with GAAP. Explain in greater detail
 Bryan Hughes
Winnebago Industries, Inc.
May 20, 2024
Page 2
              why you believe the non-GAAP adjustment for the impact of the call spread overlay does not result in an individually tailored non-GAAP financial measure that is inconsistent with the guidance in Question 100.04 of the Compliance and Disclosure
              Interpretations for Non-GAAP Financial Measures. In this regard, we note your non-
              GAAP financial measure results in you presenting diluted income per share without applying the if-converted method, which is required by GAAP.

                You previously stated you adjust Adjusted diluted income per share for the impact of the call spread overlay to demonstrate to investors that if the convertible notes had been converted into shares, the call spread overlay would be triggered and the dilutive impact would be fully offset. Explain in greater detail why you believe this non-GAAP adjustment is appropriate as the convertible notes remained outstanding during the period and, as such, the impact of the call spread overlay was not recognized in your historical financial statements.

                Tell us how you considered the antidilution provisions of ASC 260-10-45 as this non-
              GAAP adjustment appears to exclude the dilutive impact of the if-converted shares.


       Please contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameBryan Hughes                                Sincerely,
Comapany NameWinnebago Industries, Inc.
                                                              Division of
Corporation Finance
May 20, 2024 Page 2                                           Office of
Manufacturing
FirstName LastName